

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 14, 2022

Juanzi Cui
Chief Executive Officer
MakingORG, INC.
385 S. Lemon Avenue #E 301
Walnut, CA 91789

>   **Re: MakingORG, INC.**
>   **Form 10-K for the Year Ended December 31, 2021**
>   **Filed April 15, 2022**
>   **File No. 000-55260**

Dear Ms. Cui:

We issued comments to you on the above captioned filing on August 15, 2022. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by September 28, 2022.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact Heather Clark at 202-551-3624 or Kevin Woody at 202-551-3629 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing